

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2023

Julie Eastland
President and Chief Executive Officer
Harpoon Therapeutics, Inc.
131 Oyster Point Blvd, Suite 300
South San Francisco, California 94080

> **Re: Harpoon Therapeutics, Inc.**
> **Registration Statement filed on Form S-3**
> **Filed April 21, 2023**
> **File No. 333-271400**

Dear Julie Eastland:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cindy Polynice at 202-551-8707 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Laura A. Berezin, Esq.